SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON SEPTEMBER 05th, 2014

DATE, TIME AND PLACE: September 05th 2014, at 11:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu, either in person or by means of audio and video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Mr. Jaques Horn also attended this meeting as Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To resolve on the capital increase related to the Long Term Incentive Plan of the Company.

RESOLUTIONS: Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

To approve the capital increase, irrespective of an amendment to these By-laws, within the limits of the authorized capital, as provided in Section 7 of the Company’s By-laws and in Section 168 of Law No. 6,404/76, in the amount of R$19,300,952.47 (nineteen million, three hundred thousand, nine hundred and fifty-two Brazilian Reais and forty-seven cents), through the issuance of 2,503,353 (two million, five hundred and three thousand, three hundred and fifty-three) common shares all nominative, book-entry and with no-par value, as a result of the exercise of the stock options by the beneficiaries of the Long Term Incentive Plan (“Plan”), approved by the Extraordinary General Meeting held on August 5th, 2011, as follows:  (i) 1,532,132 (one million, five hundred and thirty-two thousand, one hundred and thirty-two) shares at an issue price of R$7,9564 each, related to the 1st Grant of the Plan; and (ii) 971,221 (nine hundred and seventy-one thousand, two hundred twenty-one) shares at an issue price of R$7,3214 each, concerning to the 3rd Grant of the Plan.

The shares are issued with exclusion of the preemptive rights to the shareholders, under paragraph 3, Section 171 of Law 6,404/76 and paragraph 1, Section 7 of the Company’s By-Laws, and will equally share the all benefits, including dividend payment or eventual capital compensation, that may be approve herein after. The capital increase here by approved is based on the proposal of the administration of the Company, pursuant the material that is filed in the headquarters of the Company.

Thereafter, the subscribed and fully-paid capital stock will be increased from R$ 9,886,886,593.46 (nine billion, eight hundred and eighty-six million, eight hundred and eighty- six thousand, five hundred and ninety-three Brazilian Reais and forty-six cents), divided into 2,417,632,647 (two billion, four hundred and seventeen million, six hundred and thirty-two thousand, six hundred and forty-seven) common shares all nominative, book-entry and with no-par value, to R$9,906,187,545.93 (nine billion, nine hundred and six million, one hundred and eighty-seven thousand, five hundred and forty-five Brazilian Reais, and ninety-three cents, divided into 2,420,136,000 (two billion, four hundred and twenty million, one hundred thirty-six thousand) common shares all nominative, book-entry and with no-par value.

The Company will not exercise the preemptive rights provided in the Plan.

The Board of Officers of the Company is authorized to practice all acts and take all necessary and mandatory measures to the execution of the resolutions provided in this minute.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 05th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 05, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.